Filed pursuant to Rule 433 Registration Statement No. 333-273159

ORIX Corporation

US$500,000,000 Fixed Rate Senior Debt Securities Due 2030

Issuer:	ORIX Corporation

Expected Security Ratings:*	Moody’s: A3

S&P: BBB+

Fitch: A-

Issuer Ratings:*	Moody’s: A3 (stable)

S&P: BBB+ (stable)

Fitch: A- (stable)

Format:	SEC Registered

Security Type:	Senior Debt Securities

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer

Currency:	USD

Size:	US$500,000,000

Coupon:	4.450%, Fixed Rate

Net Proceeds before Expenses:	US$497,385,000

Trade Date:	September 2, 2025

Settlement Date:	September 9, 2025 (T+5)

Maturity:	September 9, 2030

Coupon Payment Dates:	March 9 and September 9 of each year, beginning on March 9, 2026

Day Count Convention:	30/360 (unadjusted)

Pricing Benchmark:	3.625% due August 31, 2030

Benchmark Spot (Price/Yield):	99-15+ / 3.739%

Spread to Benchmark:	T5+75bps

Issue Price:	99.827% of the principal amount

Yield:	4.489%

Business Days:	New York, Tokyo

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Listing:	None

Billing & Delivering:	Morgan Stanley & Co. LLC

Joint Bookrunners:	Morgan Stanley & Co. LLC

BofA Securities, Inc.

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Co-Managers**:	Australia and New Zealand Banking Group Limited

BNP PARIBAS

Crédit Agricole Corporate and Investment Bank

Daiwa Capital Markets America Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

Nomura Securities International, Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank (incorporated with limited liability in England by Royal Charter)

CUSIP:	686330 AV3

ISIN:	US686330AV34

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.
**

One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement (together with the base prospectus, the “prospectus”) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 (call collect), Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Goldman Sachs & Co. LLC at 1-212-902-1171.

No PRIIPs KID - No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or U.K. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to U.K. Retail Investors” in the prospectus.